Exhibit 99.1

The Cash Store Financial Services Inc. Appoints Eugene I. Davis as Director and Chairman

Veteran of More Than 40 Public Company Boards Becomes Chairman;
Addition Demonstrates Company's Commitment to Improving Corporate Governance

EDMONTON, June 26, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial" or the "Company") (TSX:CSF; NYSE:CSFS) today announced the appointment of Eugene I. Davis as a director and Chairman of the Board effective June 26th,  2013. The Company had previously announced that its Board was separating the roles of Chairman and Chief Executive Officer.

"We welcome Gene to Cash Store Financial and look forward to benefiting from his valuable corporate experience. Gene brings a wealth of experience, both domestically and internationally, across a wide range of businesses along with expertise in areas such as strategic planning, mergers and acquisitions and experience helping companies transition business models while generating value," said Gordon J. Reykdal, Chief Executive Officer. "The appointment also reflects our commitment to improving corporate governance in a manner consistent with best practices for public companies."

Mr. Davis, 58, has served on over forty public company boards. Mr. Davis currently serves as Chairman of the Board of Atlas Air Worldwide Holdings Inc., an air cargo services provider and the world's largest operator of Boeing 747 freighter aircraft, and U.S. Concrete, Inc., a provider of ready-mix concrete and related building materials to the U.S. marketplace.  In addition, Mr. Davis serves on the Board of Directors of Global Power Equipment Group Inc., Spectrum Brands Holdings Inc. and WMI Holdings Corp.

During the past five years, Mr. Davis has also been a director of American Commercial Lines Inc., Delta Airlines, Foamex International Inc., Granite Broadcasting Corporation, Ion Media Networks, Inc., Media General, Inc., Mosaid Technologies, Inc., Ogelbay Norton Company, PRG-Schultz International Inc., Silicon Graphics International, Terrastar Corp., Tipperary Corporation and Viskase, Inc.

Mr. Davis holds a bachelor's degree from Columbia College, a master of international affairs degree in international law and organization from the School of International Affairs of Columbia University, and a Juris Doctorate from Columbia University School of Law.

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX:CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE:CSFS). Cash Store Financial operates 513 branches across Canada under the banners "Cash Store Financial" and "Instaloans". Cash Store Financial also operates 27 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition, as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular, this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition, as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, including without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

 For further information, please contact:

Gordon Reykdal, CEO, at 780-408-5118, or

Peter Block, NATIONAL Public Relations, at 416-848-1431

CO: The Cash Store Financial Services Inc.

CNW 19:59e 26-JUN-13